UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Shoals Technologies Group, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-39942	85-3774438
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

1500 Shoals Way, Portland, TN	37148
(Address of principal executive offices)	(Zip code)
Dominic Bardos
Chief Financial Officer
Tel: (615) 451-1400
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
___    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended        .

Item 1.01     Conflict Minerals Disclosure and Report
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, the Shoals Technologies Group, Inc. (the “Company”) Conflict Minerals Report (the “Conflict Minerals Report”) is provided as Exhibit 1.01 to this Form SD. A copy of the Conflict Minerals Report is also publicly available at https://investors.shoals.com/governance/governance-documents. Information contained on the Company’s website is not part of, nor incorporated by reference into, this Form SD or the Conflict Minerals Report.
Item 1.02.     Exhibit.
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Item 3.01     Exhibits.
Exhibit 1.01 – Conflict Minerals Report for the year ended December 31, 2025, as described in Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
SHOALS TECHNOLOGIES GROUP, INC.
(Registrant)
By: /s/ Dominic Bardos
Dominic Bardos
Chief Financial Officer
May 29, 2026